FAIRFAX  News Release
TSX Stock Symbol:  (FFH and FFH.U)

TORONTO, May 4, 2015

FAIRFAX TO BECOME STRATEGIC INVESTOR OF
BIDV INSURANCE CORPORATION IN VIETNAM

Fairfax Financial Holdings Limited (“Fairfax”) (TSX: FFH and FFH.U) is pleased to announce today that it has, through its wholly-owned subsidiary Fairfax Asia Limited (“Fairfax Asia”), entered into an agreement with BIDV Insurance Corporation JSC (“BIC”) to acquire approximately 35% of the outstanding shares of BIC by subscribing for newly issued shares. The transaction is subject to regulatory approval in Vietnam and is expected to close in the third quarter of 2015.

BIC is a leading non-life insurer in Vietnam with an exclusive bancassurance arrangement with its largest shareholder, the Bank for Investment and Development JSC (“BIDV”), one of the largest banks in Vietnam with approximately 1000 offices and a Vietnamese customer base of approximately 7 million clients. In 2014, BIC generated consolidated gross written premiums of approximately US$60 Million with a strong history of growth and profitability.  On closing, Fairfax’s investment in BIC will become part of Fairfax Asia under the leadership of Mr. Ramaswamy Athappan.

“We are looking forward to strategically investing in BIC and working with Pham Quang Tung, the Chairman of BIC, utilizing the best practices of Fairfax so that BIC will become the leading non-life insurer in Vietnam” said Prem Watsa, Chairman and CEO of Fairfax. “BIC has a very strong presence in Vietnam, as well as Cambodia and Laos, and this is a great opportunity for us to expand in the region with a partner with a strong history of growth and focus on profitability.”

Fairfax is a holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

For further information contact:	John Varnell, Vice President, Corporate Development, at (416) 367-4941

FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7 Telephone 416/367 4941 Telecopier 367 4946